

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2012

Via E-mail
Charles M. Piluso, CEO
Data Storage Corporation
401 Franklin Avenue
Garden City, New York 11530

> **Re: Data Storage Corporation**
> **Registration Statement on Form S-1**
> **Filed February 6, 2012**
> **File No. 333-179396**

Dear Mr. Piluso:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your filing to include audited financial statements and related disclosures for the fiscal year ended December 31, 2011. Refer to Item 8-08(b) of Regulation S-X.

Cover Page

2.   You indicate on the cover page that you may put up to $20,000,000 of shares of your common stock to Southridge Partners over a two-year period. Please indicate on the cover page that the actual proceeds you draw down from the facility could be substantially less than the full amount.

3.   You disclose on the cover page that the closing price of your common stock on February 3, 2012 was $0.56 per share. Please also disclose the market for your securities. Refer to Item 501(b)(4) of Regulation S-K.

Prospectus Summary, page 1

4.   Please include a discussion of the likelihood that you will receive the full amount of proceeds available under the equity purchase agreement in light of your current liquidity needs and business plans. Also discuss the business circumstances that may lead you to draw on the facility. Disclose the number of shares you could issue and the amount of proceeds you could receive under the equity line based upon the current price of your common stock, the amount of shares being registered on behalf of Southridge Partners and in light of all the limitations contained in the equity purchase agreement.

Risk Factors

We may not have access to the full amount available under the Equity Purchase Agreement, page 11

5.   Please expand your risk factor disclosure to address the risks associated with the equity purchase agreement, including the uncertainty that you will have access to the full amount available under the equity line. In addition to addressing your registration requirements, specifically address the limitations in the purchase agreement on your ability to sell shares to Southridge Partners.

Undertakings, page II-4

6.   Please provide the undertaking at Item 512(a)(5)(i) or (a)(5)(ii), as appropriate.

Signatures

7.   Please amend the signature page to identify your Chief Accounting Officer or Controller, as required by Instruction 1 to Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino, staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Michael A. Rueda, Esq.
        Kelly Drye & Warren LLP